 EXHIBIT 99.1

September 27, 2013

expiration AND RESULTS of the

tender offer for SECURITIES of maxcom

Mexico City, Mexico, September 27, 2013 (NYSE: MXT, BMV: MAXCOM.CPO). Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) today announced that the simultaneous U.S. and Mexican tender offers (the “Offers”) by Banco Invex S.A., Institucion de Banca Multiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States, as Trustee for the Trust 1387 on behalf of Ventura Capital Privado, S.A. de C.V. (“Ventura”) (the “Trust” and, collectively with Ventura, Javier Molinar Horcasitas and Enrique Castillo Sanchez Mejorada, the “Purchasers”) to purchase for cash all of Maxcom’s outstanding Series A Common Stock (the “Shares”), including such shares represented by ordinary participation certificates (certificados de participación ordinarios) (“CPOs”) and American Depositary Shares (“ADSs” and collectively with the Shares and the CPOs, the “Securities”), expired at 12:00 midnight, New York City time on Thursday, September 26, 2013.  Based on the preliminary count by the depositaries for the tender offers, Securities representing approximately 353,129,264 shares of Maxcom’s Series A Common Stock, or approximately 44.69% of the total outstanding and subject to the Offers Series A Common Stock (including 20,181 ADSs) were tendered prior to the expiration. The Purchaser has informed Maxcom that all conditions to the tender offers have been satisfied and the Purchasers have accepted for payment all Securities validly tendered and not withdrawn prior to the expiration of the tender offers.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

September 27, 2013

For more information contact:

Rodrigo Wright Castro

Mexico City, Mexico

(52 55) 4770-1170

rodrigo.wright@maxcom.com

Forward-Looking Statements

This document may include forward-looking statements that involve risks and uncertainties. Such forward-looking statements are subject to risks, uncertainties and other factors, including those detailed from time to time in the Company’s U.S. Securities and Exchange Commission filings, which could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.